Exhibit 99.1

PRESS RELEASE
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com;+353 1 418 0428	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com;+353 1 636 0945

AerCap Holdings N.V. Announces New Engine Order, New Share Repurchase
Authorization and First Cash Dividend

●	Order for 150 new CFM LEAP engines valued at approximately $3 billion.

●	New $500 million share repurchase authorization.

●	Initiating quarterly common stock dividend of $0.25 per share.

DUBLIN – May 8, 2024 - AerCap Holdings N.V. (“AerCap”) (NYSE: AER) today will host its 2024 Capital Markets Day in New York, beginning at 9:00 am EDT. At the event, which may be viewed virtually here, AerCap’s CEO Aengus Kelly will be joined by other members of the senior leadership team to discuss the company’s strategic priorities and near- and longer-term outlook.

“Today’s announcements demonstrate the high level of confidence we have in the future profits and cash flows of AerCap,” said Aengus Kelly, the Chief Executive Officer of AerCap. “The strong operating environment for our engine leasing business and our continued partnership with Safran and CFM International supports the organic growth opportunity we have announced today. Furthermore, we are announcing a new share repurchase authorization and an inaugural dividend, highlighting our relentless focus on creating value for our shareholders.”

“Today’s announcement takes our share repurchase authorizations to almost $4 billion since March 2023 and continues AerCap’s strong track record of capital return,” added Mr. Kelly. “Likewise, our inaugural dividend reflects our confidence in the outlook for the company and our future cashflows,” Mr. Kelly concluded.

In conjunction with the investor conference, AerCap made several announcements, including a deal with Safran Aircraft Engines (“Safran”) and Shannon Engine Support (“SES”) for the purchase of 150 new CFM LEAP spare engines valued at approximately $3 billion at list prices; the Board of Directors has authorized a new $500 million share repurchase program through December 31, 2024; and the Board has declared the initiation of the company’s first quarterly dividend on its common stock of $0.25 per share. This initial quarterly dividend is to be payable on June 13, 2024, to shareholders of record at close of business on May 22, 2024.

The engines will be managed by SES. SES is a 50/50 joint-venture company between Safran and AerCap. The additional engines will deliver in line with the growing fleet of in-service Boeing 737MAX and Airbus A320neo Family aircraft.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Amsterdam, Shanghai, Dubai, Seattle, Toulouse and other locations around the world.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland www.aercap.com

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; the impact of current hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland www.aercap.com